Exhibit 99.3

S.R. Batliboi & Associates LLP Chartered Accountants	Tablespace, 6th Floor Western Aqua Buliding Whitefields, Hitech City Hyderabad - 500 081, India Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.

We have reviewed the accompanying Statement of Unaudited Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”) and its share of the net profit after tax and total comprehensive income of joint ventures for the quarter ended September 30, 2019 and year to date from April 01, 2019 to September 30, 2019 (the “Statement”) attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”). Attention is drawn to the fact that the figures for the Consolidated Statement of cash flows for the corresponding period from April 01, 2018 to September 30, 2018, as reported in these unaudited consolidated financial results have been approved by the Holding Company’s Board of Directors, but have not been subjected to review.

2.

This Statement, which is the responsibility of the Holding Company’s Management and approved by the Holding Company’s Board of Directors, has been prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express a conclusion on the Statement based on our review.

3.

We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Circular No. CIR/CFD/CMD1/44/2019 dated March 29, 2019 issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

SL. NO.	NAME OF THE COMPANY
Subsidiaries
1	Dr. Reddy's New Zealand Limited
2	Dr. Reddy’s Laboratories (Australia) Pty. Limited
3	Dr. Reddy’s Laboratories (Proprietary) Limited
4	Dr. Reddy's Venezuela, C.A.
5	Dr. Reddy’s Laboratories, Inc.
6	Promius Pharma, LLC

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295 Regd. Office 22, Camac Street, Block B, 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

SL. NO.	NAME OF THE COMPANY
7	Dr. Reddy’s Laboratories Louisiana, LLC
8	Reddy Pharma Italia S.R.L.
9	Dr. Reddy’s S.R.L.
10	Reddy Pharma Iberia SA
11	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
12	Dr. Reddy’s Laboratories (UK) Limited
13	Dr. Reddy’s Laboratories (EU) Limited
14	Chirotech Technology Limited
15	OOO Dr. Reddy’s Laboratories Limited
16	Dr. Reddy’s Laboratories Romania S.R.L.
17	Reddy Holding GmbH
18	beta Institut gemeinnützige GmbH
19	betapharm Arzneimittel GmbH
20	Lacock Holdings Limited
21	Reddy Netherlands B.V.
22	Reddy Antilles N.V.
23	Dr. Reddy’s Laboratories SA
24	Dr. Reddy’s Laboratories International SA (Merged with Dr. Reddy’s Laboratories SA w.e.f. June 28, 2019)
25	Industrias Quimicas Falcon de Mexico, S.A. de CV
26	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
27	Dr. Reddy's Laboratories New York, Inc.
28	Dr. Reddy's Laboratories LLC
29	Dr. Reddy`s Research and Development B.V. (formerly Octoplus B.V.)
30	Dr. Reddy's Laboratories Canada Inc.
31	Dr. Reddy's Singapore Pte. Limited (striked off w.e.f. June 4, 2019)
32	Dr. Reddy's Laboratories S.A.S.
33	Aurigene Discovery Technologies, Inc.
34	Dr. Reddy's Laboratories B.V. (Formerly known as Eurobridge Consulting B.V.)
35	OOO DRS LLC
36	Dr. Reddy’s Laboratories Japan KK
37	Reddy Pharma SAS
38	Dr Reddy’s Laboratories Kazakhstan LLP
39	Dr. Reddy’s (WUXI) Pharmaceutical Co. Limited
40	Dr. Reddy's Laboratories Chile SPA.
41	Dr. Reddy's Laboratories Malaysia Sdn.Bhd.
42	Dr. Reddy’s Laboratories Taiwan Limited
43	Dr. Reddy's Laboratories Philippines Inc.
44	Dr. Reddy's Laboratories (Thailand) Limited
45	Aurigene Discovery Technologies Limited
46	DRL Impex Limited
47	Dr. Reddy's Bio-Sciences Limited
48	Idea2Enterprises (India) Private Limited
49	Cheminor Investments Limited
50	Regkinetics Services Limited (Formerly known as Dr. Reddy’s Pharma SEZ Limited)
51	Imperial Credit Private Limited
52	Aurigene Pharmaceutical Services Limited (from September 16, 2019)

Joint ventures
1	Kunshan Rotam Reddy Pharmaceutical Co. Limited
2	DRANU LLC

S.R. Batliboi & Associates LLP

Chartered Accountants

SL. NO.	NAME OF THE COMPANY
3	DRES Energy Private Limited

Other Consolidating entities
1	Cheminor Employees Welfare Trust
2	Dr. Reddy's Research Foundation

5.

Based on our review conducted and procedures performed as stated in paragraph 3 above nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards (‘Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. BATLIBOI & ASSOCIATES LLP
Chartered Accountants
ICAI Firm registration number: 101049W/E300004

/s/ S Balasubrahmanyam
per S Balasubrahmanyam
Partner
Membership No.: 053315

UDIN: 19053315AAAACL6756

Hyderabad
Date: November 01, 2019

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2019

			All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018	31.03.2019
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	39,982	37,624	36,866	77,606	73,373	148,706
	b) License fees and service income	8,026	812	1,112	8,838	1,812	5,145
	c) Other operating income	120	146	197	266	355	631
	Total revenue from operations	48,128	38,582	38,175	86,710	75,540	154,482
2	Other income	540	4,301	1,282	4,837	1,786	3,375
3	Total income (1 + 2)	48,668	42,883	39,457	91,547	77,326	157,857
4	Expenses
	a) Cost of materials consumed	7,503	7,364	6,786	14,867	14,180	28,894
	b) Purchase of stock-in-trade	5,942	5,216	4,567	11,158	8,997	18,808
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	566	(511)	(836)	55	(2,611)	(2,754)
	d) Employee benefits expense	8,255	8,615	8,722	16,870	17,093	33,562
	e) Depreciation and amortisation expense	3,131	2,890	2,786	6,021	5,573	11,348
	f) Finance costs	303	298	208	601	403	889
	g) Selling and other expenses	15,224	10,481	11,343	25,701	22,600	44,190
	Total expenses	40,924	34,353	33,576	75,273	66,235	134,937
5	Profit before tax and before share of equity accounted investees(3 - 4)	7,744	8,530	5,881	16,274	11,091	22,920
6	Share of profit of equity accounted investees, net of tax	117	163	109	280	192	438
7	Profit before tax (5+6)	7,861	8,693	5,990	16,554	11,283	23,358
8	Tax expense / (benefit):
	a) Current tax	2,108	2,355	1,288	4,463	2,684	4,707
	b) Deferred tax	(5,315)	(427)	(481)	(5,742)	(1,345)	(849)
9	Net profit after taxes and share of profit of associates (7 - 8)	11,068	6,765	5,183	17,833	9,944	19,500
10	Other comprehensive income
	a) (i) Items that will not be reclassified subsequently to profit or loss	161	(47)	66	114	(449)	(379)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	(16)	-	124	(673)
	b) (i) Items that will be reclassified subsequently to profit or loss	226	(269)	(60)	(43)	(406)	19
	(ii) Income tax relating to items that will be reclassified to profit or loss	65	23	113	88	231	(54)
	Total other comprehensive income	452	(293)	103	159	(500)	(1,087)
11	Total comprehensive income (9 + 10)	11,520	6,472	5,286	17,992	9,444	18,413
12	Paid-up equity share capital (face value Rs. 5/- each)	831	831	830	831	830	830
13	Other equity						139,406
14	Earnings per equity share (face value Rs. 5/- each)
	Basic	66.78	40.81	31.22	107.59	59.91	117.53
	Diluted	66.68	40.74	31.18	107.40	59.83	117.33
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment Information				All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
		30.09.2019	30.06.2019	30.09.2018	30.09.2019	30.09.2018	31.03.2019
Sl. No.	Particulars	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Pharmaceutical Services and Active Ingredients	8,598	6,052	7,787	14,650	14,807	30,403
	b) Global Generics	32,838	33,010	30,609	65,848	61,272	123,056
	c) Proprietary Products	7,425	281	772	7,706	1,502	4,750
	d) Others	662	633	635	1,295	1,073	2,058
	Total	49,523	39,976	39,803	89,499	78,654	160,267
	Less: Inter-segment revenue	1,395	1,394	1,628	2,789	3,114	5,785
	Total revenue from operations	48,128	38,582	38,175	86,710	75,540	154,482

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,758	332	1,705	2,090	2,897	6,158
	b) Global Generics	18,200	19,007	18,111	37,207	36,867	71,924
	c) Proprietary Products	7,298	207	653	7,505	1,247	4,182
	d) Others	372	320	436	692	629	1,196
	Total	27,628	19,866	20,905	47,494	41,640	83,460
	Less: Selling and other un-allocable expenditure / (income), net	19,767	11,173	14,915	30,940	30,357	60,102
	Total profit before tax	7,861	8,693	5,990	16,554	11,283	23,358

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1

These results have been prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended.

2

Effective 1 April 2019, the Company adopted Ind AS 116, Leases, using the modified retrospective approach. Ind AS 116 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Upon implementation of Ind AS 116, majority of leases for which the company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognised on the balance sheet. Accordingly, on 1 April 2019, the Company recognised lease liabilities of Rs. 1,335 million and right-of-use assets of Rs. 1,153 million (after adjustments of Rs. 182 million towards lease incentives and other items related to the lease agreement as at 31 March 2019).

3

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. Of these three manufacturing facilities, two facilities (API manufacturing facility at Miryalaguda and Oncology manufacturing facility at Duvvada) received Establishment Inspection Reports from the U.S. FDA in the months of June 2017 and February 2019, respectively which indicate that the audit is closed. With respect to API manufacturing facility at Srikakulam, in October 2018, the Company was asked to carry out certain detailed investigations and analysis. As part of the review of the response by the U.S. FDA, certain additional follow-on queries were received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with the U.S. FDA, a re-inspection would be conducted for the site.

4

Revenue for the quarter ended 30 September 2019 includes an amount of Rs. 7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

5

Consequent to the adverse market conditions with respect to certain of the Company’s products forming part of the Global Generics segment, the Company assessed the recoverable amount of three product related intangibles (viz., ramelteon, tobramycin and imiquimod) and recognised an amount of Rs. 3,551 million as impairment charge during the quarter ended 30 September 2019. The said impairment charge is recognised under the head “Selling and other expenses”.

6

During the quarter ended 30 September 2019, the Government of India promulgated the Taxation Laws (Amendment) Ordinance 2019, announcing key changes to corporate tax rates in the Income-tax Act, 1961. The key changes include, among others, reduction of MAT rate from 21.55% to 17.47% (including surcharge and cess). As a result of this, the Company reassessed the MAT recoverability and recognised an amount of Rs. 4,989 million as deferred tax asset during the quarter ended 30 September 2019.

7

"Other income" for the quarter ended 30 June 2019 includes an amount of Rs. 3,457 million received from Celgene pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

8

During the quarter ended 30 June 2019, the Company recognised an amount of Rs. 392 million, representing its share of dividend declared by the equity accounted investee, Kunshan Rotam Reddy Pharmaceutical Company Limited. The amount of dividend is adjusted against the carrying amount of investment in the consolidated balance sheet.

 DR. REDDY'S LABORATORIES LIMITED

9

Other income for the quarter ended 30 September 2018 includes gain of Rs.460 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

10

The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 31 October 2019 and approved by the Board of Directors of the Company at their meeting held on and 1 November 2019.

11	The results for the quarter and half year ended 30 September 2019 were subject to a "Limited Review" by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

12	Consolidated Balance Sheet	All amounts in Indian Rupees millions
		As at	As at
		30.09.2019	31.03.2019
	Particulars	(Unaudited)	(Audited)

	ASSETS
	Non-current assets
	Property, plant and equipment	48,852	49,127
	Capital work-in-progress	4,015	4,725
	Goodwill	4,605	4,659
	Other intangible assets	17,080	18,124
	Intangible assets under development	22,142	24,610
	Investment in equity accounted investees	2,323	2,529
	Financial assets
	Investments	1,895	813
	Trade receivables	1,455	113
	Other financial assets	747	731
	Deferred tax assets, net	9,701	4,317
	Tax assets, net	2,946	3,400
	Other non-current assets	250	407
	Total non-current assets	116,011	113,555
	Current assets
	Inventories	35,033	33,579
	Financial assets
	Investments	25,540	22,529
	Trade receivables	40,698	39,869
	Derivative instruments	423	360
	Cash and cash equivalents	3,012	2,228
	Other financial assets	2,388	2,112
	Other current assets	10,037	10,424
	Total current assets	117,131	111,101

	TOTAL ASSETS	233,142	224,656

	EQUITY AND LIABILITIES
	Equity
	Equity share capital	831	830
	Other equity	153,285	139,406
	Total equity	154,116	140,236
	Liabilities
	Non-current liabilities
	Financial liabilities
	Borrowings	15,284	22,000
	Other financial liabilities	2	102
	Provisions	691	793
	Deferred tax liabilities, net	11	473
	Other non-current liabilities	2,481	2,079
	Total non-current liabilities	18,469	25,447
	Current liabilities
	Financial liabilities
	Borrowings	10,308	12,125
	Trade payables
	Total outstanding dues of micro enterprises and small enterprises	71	77
	Total outstanding dues of creditors other than micro enterprises and small enterprises	14,510	13,594
	Derivative instruments	215	68
	Other financial liabilities	25,193	22,670
	Liabilities for current tax, net	456	181
	Provisions	4,940	4,789
	Other current liabilities	4,864	5,469
	Total current liabilities	60,557	58,973

	TOTAL EQUITY AND LIABILITIES	233,142	224,656

13	Consolidated statement of cashflows	All amounts in Indian Rupees millions
	Half year ended
	30.09.2019	30.09.2018
Particulars	(Unaudited)	(Unaudited)
Cash flows from / (used in) operating activities
Profit before tax	16,554	11,283
Adjustments for:
Depreciation and amortisation expense	6,021	5,573
Share of profit of equity accounted investees	(280)	(192)
Impairment loss on goodwill and other intangible assets	3,560	34
Equity settled share-based payment expense	273	164
Fair value changes and profit on sale of mutual funds, net	(562)	(221)
Foreign exchange loss / (gain), net	(19)	(2,178)
(Gain) / loss on sale or de-recognition of property , plant and equipment and other intangible assets, net	39	(533)
Interest income	(500)	(360)
Finance costs	601	403
Dividend income	(5)	-
Allowance for credit loss and doubtful trade and other advances	105	149
Changes in operating assets and liabilities:
Trade receivables	(2,512)	(2,881)
Inventories	(1,454)	(3,428)
Trade payables	910	(1,611)
Other assets and other liabilities, net	872	1,301
Cash generated from operations	23,603	7,503
Income tax paid, net	(3,664)	(1,797)
Net cash from operating activities	19,939	5,706

Cash flows from / (used in) investing activities
Proceeds from sale of property, plant and equipment and intangible assets	312	1,233
Expenditures on property, plant and equipment	(2,137)	(3,668)
Expenditures on other intangible assets	(501)	(776)
Purchase of investments	(69,304)	(36,637)
Proceeds from sale of investments	65,885	40,119
Dividend income received	392	-
Interest income received	461	266
Net cash (used in) / from investing activities	(4,892)	537

Cash flows from / (used in) financing activities
Proceeds from issuance of equity shares (Rounded off to millions)	-	-
Purchase of treasury shares	(474)	(64)
Repayment of short-term loans and borrowings, net	(2,012)	(290)
Repayment of long-term loans and borrowings, net	(7,052)	(42)
Dividends paid (including corporate dividend tax)	(3,916)	(4,003)
Interest paid	(839)	(746)
Net cash (used in) financing activities	(14,293)	(5,145)

Net decrease in cash and cash equivalents	754	1,098
Effect of exchange rate changes on cash and cash equivalents	26	132
Cash and cash equivalents at the beginning of the year	2,228	2,542
Cash and cash equivalents at the end of the year*	3,008	3,772

*Adjusted for bank-overdraft of Rs. 4 million and Rs. 8 million for the half years ended 30 September 2019 and 30 September 2018, respectively.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 1 November 2019	Co-Chairman & Managing Director